FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2008
Commission File No. 000-49751

CATALYST PAPER CORPORATION
(Translation of registrant's name into English)

2nd Floor, 3600 Lysander Lane
Richmond
British Columbia, Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___  Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ___  No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ___  No _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATALYST PAPER CORPORATION

By:           /s/ Valerie Seager_________________________

Name:                      Valerie Seager

Title:                      Corporate Secretary

Date:  February 19, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Contract - Oversubscription Agreement dated February 10, 2008 between Catalyst Paper Corporation and Third Avenue Trust on behalf of Third Avenue Inter national Value fund [1]

99.2	Material Contract – Standby Purchase Agreement dated as of February 10, 2008 among Catalyst Paper Corporation, BMO Nesbitt Burns Inc. and Genuity Capital Markets[2]

1 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)
2 Incorporated by reference into Catalyst Paper Corporation’s Registration Statements on Form S-8 (Nos 333-140704 and 333-143405)